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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                NOVEMBER 24, 2006

                           HANAROTELECOM INCORPORATED

                            (Name of the Registrant)
            17-7, Yeoido-dong, Yeongdeungpo-gu, Seoul, 150-874, Korea
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes [ ] No [X]

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes [ ] No [X]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

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TABLE OF CONTENTS

SIGNATURE

EXHIBIT INDEX

EX-99.1 QUARTERLY REPORT FOR 3Q'06

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hanarotelecom incorporated (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

Exhibit 99.1: Quarterly report for the 3rd quarter ended September 30, 2006, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 14, 2006.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : November 24, 2006           hanarotelecom incorporated

                                   By :    /s/ Janice Lee
                                   Name :  Janice Lee
                                   Title : Senior Executive Vice President and
                                           Chief Financial Officer

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                                  EXHIBIT INDEX

Exhibit No.         Description
Exhibit 99.1        Quarterly Report for 3Q'06